

September 20, 2010

Via U.S. Mail and Facsimile to 949-270-9401

Abbas Mohaddes
Chief Executive Officer
Iteris, Inc.
1700 Carnegie Avenue, Suite 100
Santa Ana, California 92705

     Re: Iteris, Inc.
               Form 10-K for the fiscal year ended March 31, 2010
               Filed May 21, 2010
               File No. 001-08762

Dear Mr. Mohaddes:

We have reviewed your letter dated September 10, 2010, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement filed on July 29, 2010

Executive Compensation, page 13

1.   We note your response to comment three from our letter dated August 26, 2010. We note that the Compensation Committee "uses [TechAmerica's annual survey] to gain a general understanding of the current compensation practices of technology companies that are similarly situated." However, the fourth paragraph of page 14 states the "Compensation Committee has adopted a policy of setting total compensation at approximately the 75th to 100th percentile level of comparable companies." In future filings, please confirm you will provide clearer disclosure of your compensation practices and how you use peer groups or surveys.

2.   We note your response to comment four from our letter dated August 26, 2010. Please confirm you will provide similar disclosure regarding your corporate and business unit performance targets in future filings.

3.   We note your response to comment five from our letter dated August 26, 2010. Please confirm you will provide similar disclosure in future filings regarding the individual objectives of your NEOs other than your CEO and CFO.

4.   We note your response to comment six from our letter dated August 26, 2010. Please confirm you will provide similar disclosure in future filings regarding the calculation of any additional bonus when the company achieves performance that is greater than the "Target" amount but less than the "Maximum" amount.

5.   We note your response to comment seven from our letter dated August 26, 2010. Please confirm you will expand your disclosure in future filings to discuss how substantially similar salary levels, performances, and positions among the NEOs other than the CEO helped account for the size of their equity awards, and how the CEO's position and salary accounted for the size of his equity award.

        You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs for
                                        Larry Spirgel
                                        Assistant Director